UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: RTW Biotech Growth Fund

Address of Principal Business Office (No. & Street, City, State, Zip Code):

40 10th Avenue, 7th Floor
New York, NY 10014

Telephone Number (including area code):

(646) 876-0039

Name and address of agent for service of process:

Darshan Patel
40 10th Avenue, 7th Floor
New York, NY 10014

With copies to:

Pamela Poland Chen, Esq.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022

Jessica L. Patrick, Esq.
Kirkland & Ellis LLP
1301 Pennsylvania Avenue, N.W
Washington, D.C. 20004

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes       ☒         No       ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification to be duly signed on its behalf in the City of New York and the State of New York on the 29th day of July, 2026.

RTW BIOTECH GROWTH FUND

By:	/s/ Roderick Wong, M.D.
	Name:	Roderick Wong, M.D.
	Title:	Chief Executive Officer

Attest:	/s/ Darshan Patel
	Name:	Darshan Patel
	Title:	Secretary